                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 6*

                    Under the Securities Exchange Act of 1934

                               SPARTA FOODS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    846573301
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                                 (CUSIP Number)

                         Gary S. Kohler, Vice President
                        Okabena Investment Services, Inc.
                               5140 Norwest Center
               90 South Seventh Street, Minneapolis, MN 55402-4139
                                 (612) 339-7151
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            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                  June 20, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 4 pages

CUSIP No.  846573301
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     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Okabena Partnership K, a Minnesota general partnership   41-1642281
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     (2)  Check the Appropriate Box if a Member of a Group
                                                            (a)       [   ]
                                                            (b)       [ X ]
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     (3)  SEC Use Only

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     (4)  Source of Funds

          WC
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                      [     ]

          N/A
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     (6)  Citizenship or Place of Organization

          Minnesota
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Number of      (7)  Sole Voting Power        600,000    shares

Shares Bene-   ----------------------------------------------------------------
   ficially    (8)  Shared Voting Power          -0-    shares
Owned by       ----------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power   600,000    shares
   ing Person  ----------------------------------------------------------------
  With         (10) Shared Dispositive Power     -0-    shares
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     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          600,000 shares - See Item 5
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     (12) Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares                                    [    ]
           N/A
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     (13) Percent of Class Represented by Amount in Row (11)
                          8.2%
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     (14) Type of Reporting Person (See Instructions)

          PN


                                Page 2 of 4 pages

This Amendment No. 6 amends the original Schedule 13D filed February 9, 1996 and Amendment No. 1 thereto filed on October 17, 1996, Amendment No. 2 filed April 4, 1997, Amendment No. 3 filed April 25, 1997, Amendment No. 4 filed May 23, 1997 and Amendment No. 5 filed June 19, 1997.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is amended and restated as follows:

               (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).

               (c). The Reporting Person disposed of shares of the Issuer's Common Stock in the open market transaction described below. Such sale resulted in a reduction of the Reporting Person's beneficial ownership by an amount which is more than 1% of the relevant class of the Issuer's securities. The Reporting Person no longer owns shares of common stock, but remains the beneficial owner of 600,000 warrants reported in the Schedule 13D filed February 9, 1996.

          Date of Sale             No. of Shares Sold            Sale Price
          ------------             ------------------            ----------

              6-20-97                    75,000                     $1.15

               (d). Except as set forth above and in Amendments No. 4 and No. 5 to this Schedule 13D, there have been no other transactions in the Common Stock of the Issuer effected during the last sixty days by the persons listed in Item 2 of Schedule 13D.


                                Page 3 of 4 pages

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 27, 1997                          OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                               Its Managing Partner

                                        By:  /s/ Gary S. Kohler
                                             ----------------------------------
                                             Gary S. Kohler, Vice President


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